

Mail Stop 4720

July 2, 2018

George Martinez
Chairman and Chief Executive Officer
Allegiance Bancshares, Inc.
8847 West Sam Houston Pkwy., N., Suite 200
Houston, TX 77040

   Re: **Allegiance Bancshares, Inc.**
      Registration Statement on Form S-4
      Filed June 22, 2018
      File No. 333-225845

Dear Mr. Martinez:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

           Sincerely,

           /s/ Era Anagnosti

           Era Anagnosti
           Legal Branch Chief
           Office of Financial Services

cc: Shanna Kuzdzal, Esq.
   Troy L. Harder, Esq.